Exhibit (a)(6)

EFiled: Mar 18 2020 06:28PM EDT Transaction ID 64835631 Case No. 2020-0209-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES R. GOULD, JR., on behalf of himself and all other similarly situated stockholders of HP INC.,

Plaintiff, v.	C.A. No.: 2020-__________ -_________
AIDA ALVAREZ, SHUMEET
BANERJI, ROBERT R. BENNETT,
CHIP BERGH, STACY BROWN-
PHILPOT, STEPHANIE A. BURNS,
MARY ANNE CITRINO, RICHARD
L. CLEMMER, ENRIQUE LORES,
YOKY MATSUOKA, STACEY
MOBLEY, SUBRA SURESH, and
DION J. WEISLER,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff James R. Gould, Jr. (“Plaintiff”), on behalf of himself and all other similarly situated stockholders of HP Inc. (“HP” or the “Company”), brings the following Verified Class Action Complaint (the “Complaint”) against the members of the board of directors of HP (the “HP Board” or “Board”) for breaching their fiduciary duties. The allegations in the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information as to all other matters.

INTRODUCTION

1.         Xerox Holdings Corporation (“Xerox”) has launched a hostile tender offer to acquire HP (the “Tender Offer”). Expressly relying on inadequacy opinions from Goldman Sachs & Co. LLC (“Goldman Sachs”) and Guggenheim Securities, LLC (“Guggenheim”) (the “Inadequacy Opinions”), the HP Board is recommending that HP stockholders reject the Tender Offer.

2.          HP stockholders face a critical decision: whether to tender to voice their support for the meaningful premium they can realize through the Tender Offer, or to accept the Board’s recommendation that they will ultimately do better by rejecting the Tender Offer.

3.         In breach of their fiduciary duties, however, the Board has declined to provide the requisite “fair summary” of the analysis underlying the Inadequacy Opinions on which the Board’s recommendation rests. The Board’s paternalistic “trust us” approach is currently depriving HP stockholders of their fundamental right to make an informed decision whether to support the Tender Offer.

4.          Whether the stockholders are ever allowed to actually tender to Xerox or will be stopped by the poison pill the HP Board has employed is an issue for another day.

5.          Through this action, Plaintiff seeks judgment on the pleadings and an order requiring the Director Defendants to disclose a full and fair summary of the analysis underlying the Inadequacy Opinions.

THE PARTIES

6.            Plaintiff is a stockholder of HP and has owned HP common stock at all material times alleged in this Complaint.

7.          Non-party HP is a global provider of personal computing and other access devices, imaging and printing products, and related technologies, solutions and services. HP is incorporated in Delaware, and has its principal headquarters in Palo Alto, California. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “HPQ.”

8.            Defendant Aida Alvarez has served as a member of the HP Board since 2016.

9.            Defendant Shumeet Banerji has served as a member of the HP Board since 2011.

10.          Defendant Robert R. Bennett has served as a member of the HP Board since 2013.

11.          Defendant Chip Bergh has served as a member of the HP Board since 2015 and as Board Chair since July 2017.

12.          Defendant Stacy Brown-Philpot has served as a member of the HP Board since 2015.

13.          Defendant Stephanie A. Burns has served as a member of the HP Board since 2015.

14.          Defendant Mary Anne Citrino has served as a member of the HP Board since 2015.

15.          Defendant Richard L. Clemmer has served as a member of the HP Board since February 2020.

16.          Defendant Enrique Lores has served as the Company’s President and Chief Executive officer and as a member of the Board since November 2019.

17.          Defendant Yoky Matsuoka has served as a member of the HP Board since 2019.

18.          Defendant Stacey Mobley has served as a member of the HP Board since 2015.

19.          Defendant Subra Suresh has served as a member of the HP Board since 2015.

20.          Defendant Dion J. Weisler (“Weisler”)1 has served as a member of the HP Board since 2015.

21.          The defendants listed in paragraphs 8 through 20 above are collectively referred to herein as the “Board” or the “Director Defendants.”

1 Weisler will not stand for reelection to the Board at the Company’s 2020 annual meeting of stockholders.

SUBSTANTIVE ALLEGATIONS

I.	After Its Acquisition Overtures Are Rebuffed, Xerox Launches a Hostile Tender Offer for HP

22.         After months of discussions regarding a potential business combination, on November 5, 2019, Xerox offered to acquire HP for consideration comprised of $17.00 in cash and 0.137 shares of Xerox common stock per share of HP common stock (the “November Proposal”).

23.         On November 13, 2019, the HP Board determined that the November Proposal “significantly undervalued HP relative to the Company’s standalone plan and options to deploy its strong balance sheet to generate shareholder value, and that rejecting the November Proposal was in the best interests of HP’s shareholders.” On November 17, 2019, the HP Board sent a letter to Xerox stating, among other things, that:

Our Board of Directors has reviewed and considered your unsolicited proposal dated November 5, 2019 at a meeting with our financial and legal advisors and has unanimously concluded that it significantly undervalues HP and is not in the best interests of HP shareholders. In reaching this determination, the Board also considered the highly conditional and uncertain nature of the proposal, including the potential impact of outsized debt levels on the combined company’s stock.

24.          On November 26, 2019, Xerox sent a letter to HP stating that Xerox planned to engage directly with HP stockholders to solicit their support for the November Proposal.

25.          On January 23, 2020, Xerox submitted to HP a notice of the nomination of 11 directors and four alternate director nominees for election to the HP Board at HP’s 2020 annual meeting of stockholders.

26.         On February 10, 2020, Xerox announced its intention to launch a tender offer for all of HP’s outstanding shares of common stock at a nominal price of $24.00 per share, to be comprised of $18.40 in cash plus 0.149 Xerox shares for each HP share (the “Revised Proposal”).

27.          On February 20, 2020, HP adopted a shareholder rights plan expiring in one year, exercisable if a person or group of beneficial ownership acquires 20% or more of HP’s common stock, subject to certain exceptions (the “poison pill”).

28.          Under Delaware law, a target board can reasonably use a poison pill to provide stockholders sufficient time to process the information needed to make an informed decision regarding a tender offer. Where—as here—the Board itself is the reason why stockholders lack necessary information about the tender offer, indefinite application of such a poison pill is improper.

29.          On March 2, 2020, Xerox commenced the Tender Offer to acquire all outstanding shares of HP common stock for consideration comprised of $18.40 in cash and 0.149 shares of Xerox common stock.

30.          The Tender Offer is currently set to expire at 5:00 p.m., New York City time, on April 21, 2020.

II.	The HP Board Expressly Relies on Inadequacy Opinions from Its Financial Advisors in Recommending Stockholders Reject the Tender Offer But Fails to Disclose or Summarize the Underlying Analyses

31.          On March 5, 2020, HP filed its Schedule 14D-9 solicitation/recommendation statement (the “14D-9”) with the U.S. Securities and Exchange Commission, recommending that HP stockholders reject Xerox’s Tender Offer. Of particular importance here, the 14D-9 states:

After careful consideration, including review of the terms and conditions of the Offer in consultation with HP’s independent outside financial and legal advisors, the HP Board determined that the Offer is not in the best interests of HP’s stockholders. Accordingly, for the reasons described in more detail below, the HP Board unanimously recommends that HP stockholders reject the Offer and NOT tender any of their shares of HP Common Stock to Xerox pursuant to the Offer. Please see “— Reasons for Recommendation” below for further detail.

14
32.          According to the 14D-9, “[i]n reaching [its] conclusion and making its recommendation to reject the Offer, the HP Board consulted with its independent financial and legal advisors and management and took into account numerous factors, including but not limited to the following”:

The HP Board has received an inadequacy opinion from each of Goldman Sachs & Co. LLC (“Goldman Sachs”) and Guggenheim Securities, LLC (“Guggenheim Securities”).

The HP Board considered the fact that on March 3, 2020, Goldman Sachs rendered an oral opinion to the HP Board, subsequently confirmed in writing, to the effect that, as of March 3, 2020, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the consideration proposed to be paid to the holders (other than Xerox and any of its affiliates) of shares of HP Common Stock pursuant to the Offer was inadequate from a financial point of view to such holders, and Guggenheim Securities rendered an oral opinion to the HP Board, subsequently confirmed in writing, to the effect that, as of March 3, 2020, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the consideration payable pursuant to the Offer was inadequate, from a financial point of view, to the holders of shares of HP Common Stock (other than Xerox, Purchaser and their affiliates). The full text of the written opinion of each of Goldman Sachs, dated March 3, 2020, and Guggenheim Securities, dated March 3, 2020, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with each such opinion, is attached as Annex B and Annex C, respectively, to this Statement. Each of Goldman Sachs and Guggenheim Securities provided their respective opinions for the information and assistance of the HP Board in connection with its consideration of the Offer. The respective opinions of Goldman Sachs and Guggenheim Securities are not advice or a recommendation as to whether any holder of shares of HP Common Stock should tender its shares of HP Common Stock in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

33.          While copies of Goldman and Guggenheim’s bare-bones inadequacy opinions are attached to the 14D-9,2 the 14D-9 provides no disclosure regarding any of the financial analysis performed by Goldman and Guggenheim underlying the opinions.

34.          Both opinions were based on review of HP management forecasts for the Company and for Xerox extending to late 2024. These forecasts are never disclosed in the 14D-9.

2 Copies of the Inadequacy Opinions are attached hereto as Exhibits A and B. A copy of the complete 14D-9 is attached hereto as Exhibit C.

35.          Both opinions also completely failed to specify and summarize the financial reviews and analyses that the respective bankers conducted, the material inputs used for these analyses, and the data points thereby generated.

36.          A reasonable HP stockholder would unquestionably find the analysis underlying the Inadequacy Opinions to be material in connection with assessing the fairness of the Tender Offer. The materiality of the analysis underlying the Inadequacy Opinions is underscored by the fact that the HP Board admittedly relied on the analysis in making its (self-interested) recommendation to HP stockholders.

III.	Xerox Temporarily Pauses, But Keeps Open, The Tender Offer

37.	On March 13, 2020, Xerox issued a press release stating that:

In light of the escalating COVID-19 pandemic, Xerox needs to prioritize the health and safety of its employees, customers, partners and affiliates over and above all other considerations, including its proposal to acquire HP. As we closely monitor reports from government and healthcare leaders across the globe and work with colleagues in the business community to minimize the spread and impact of the virus, we believe it is prudent to postpone releases of additional presentations, interviews with media and meetings with HP shareholders so we can focus our time and resources on protecting Xerox’s various stakeholders from the pandemic. (Emphasis added)

38.          In other words, Xerox is postponing its Tender Offer-related roadshow, but the Tender Offer remains live and public disclosure of a fair summary of the Inadequacy Opinions remains critical to HP stockholders’ tender decision.

39.          On or about March 16, 2020, substantial Xerox and HP stockholder Carl Icahn confirmed that Xerox was not abandoning the Tender Offer. Specifically, Icahn stated that “you shouldn’t take much from [Xerox’s March 13 announcement]. [Xerox is] saying that with the coronavirus they don’t want to go on a road show now to visit people around the country to talk about this deal, when everyone understands this deal anyways. This is a great deal.”

CLASS ACTION ALLEGATIONS

40.          Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other holders of HP common stock (except Defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described herein (the “Class”).

41.	This action is properly maintainable as a class action.

42.	The Class is so numerous that joinder of all members is impracticable.

There are hundreds, if not thousands, of HP stockholders who are scattered throughout the United States and likely the world. As of January 31, 2020, 1,433,345,730 shares of HP common stock were issued and outstanding.

43.	There are questions of law and fact common to the Class, including, inter alia, whether:

a.
The Director Defendants breached their fiduciary duties by failing to disclose all material information necessary to allow HP stockholders to make an informed decision whether to tender into the Tender Offer;

b.	Plaintiff and the other members of the Class are being— and will continue to be—injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

c.	Plaintiff and the other members of the Class will be damaged irreparably by the Director Defendants’ conduct.

44.        Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

45.        The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class. Such inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants and/or with respect to individual members of the Class would as a practical matter be disjunctive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

46.        The Director Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class. Preliminary and final injunctive relief on behalf of the Class, as a whole, is therefore appropriate.

47.	Plaintiff and the Class have no adequate remedy at law.

COUNT I

DIRECT CLAIM FOR BREACH OF FIDUCIARY DUTY
AGAINST THE DIRECTOR DEFENDANTS

48.          Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

49.          The Director Defendants, as HP directors and/or officers, owe the Class the utmost fiduciary duties of due care, good faith, candor, disclosure and loyalty.

50.         The Director Defendants breached their fiduciary duties by failing to provide the legally required fair summary of material information underlying and the financial analyses supporting the Inadequacy Opinions on which the Board expressly relied in support of their recommendation that HP stockholders not tender their shares into the Tender Offer.

51.          Because the Directors omitted from the 14D-9a fair summary and other information material to stockholders’ choice whether to tender, they have breached their fiduciary duties.

52.          As a result of the Director Defendants’ breaches of fiduciary duty, the Class will be harmed.

53.	Plaintiff and the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:

a.	Ordering the Director Defendants to disclose a full and fair summary of the analysis underlying the Inadequacy Opinions;

b.	Finding the Director Defendants liable for breaching their fiduciary duties owed to the Class;

c.	Certifying the proposed Class;

d.	Awarding Plaintiff and the other members of the Class permanent injunctive relief;

e.	Awarding Plaintiff and the other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys’ and experts’ witness fees and other costs and expenses; and

f.	Awarding such other and further relief as is just and equitable.

Dated: March 18, 2020

OF COUNSEL:	BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP Mark Lebovitch Jacqueline Y. Ma 1251 Avenue of the Americas New York, NY 10020 (212) 554-1400	/s/ Gregory V. Varallo Gregory V. Varallo (Bar No. 2242) 500 Delaware Avenue, Suite 901 Wilmington, DE 19801 (302) 364-3601 Counsel for Plaintiff

FRIEDMAN OSTER & TEJTEL PLLC Jeremy S. Friedman David F.E. Tejtel 493 Bedford Center Road, Suite 2D Bedford Hills, NY 10507 (888) 529-1108

KASKELA LAW LLC D. Seamus Kaskela 18 Campus Boulevard, Suite 100 Newtown Square, PA 19073 (484) 258-1585

LAW OFFICE OF ALFRED G. YATES, JR. Alfred G. Yates, Jr. 300 Mt. Lebanon Boulevard Suite 206B Pittsburgh, Pennsylvania 15234 (412) 391-5164

Counsel for Plaintiff